VALLEY HIGH MINING COMPANY
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256
                                                 writer's direct line 467-2779
                                          writer's e-mail:  jmcoombs@sisna.com


                       February 17, 2006


VIA FACSIMILE @ 202-942-9516 AND TO BE FILED ON EDGAR

Pamela Howell, Staff Attorney
S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

     Re: Request for waiver, modification and/or clarification of certain comments in your comment letter dated February 16, 2006, in response to Valley High Mining Company's fourth amended Form 10-SB/A-4, File No. 000-51232

Dear Ms. Howell and Mr. Kluck:

     We are in receipt of your comment letter of February 16 to our fourth amended registration statement. While I telephoned you about your comment letter after we received it yesterday and while I appreciate you returning my call so quickly (which I missed), it seems to us that this request can be better explained in writing than on the phone, and therefore, the purpose of this letter is to make a written, formal record of our specific requests and why we are in fact making them.

     1. Drawing your attention to Comment No. 3, the individual is Mr. Spenst Hansen. He resides in Mammoth, Utah, a town that is approximately 110 miles south of Salt Lake City of maybe 30 or 40 people at best, with no services, and he is very difficult to get a hold of. He is not in good health and I suspect that he is nearly 70 years old. Mr. Hansen has a Ph.D. in geology and was the president of Centurion Mines Corporation. I took him to lunch in late November and he shared with me the information about our mineral claims that is the subject of this comment. (By the way, I took him to lunch for the very purpose of responding to prior Commission comments seeking disclosure of more information about our mineral claims.) Having said this, I do not know Mr. Hansen very well and I feel very uncomfortable asking him for a written consent because I suspect that would make him fear liability of some kind. I do not think it fair to put virtual strangers in this position. In my past dealings with the Commission, the Commission has always given us the option of deleting the information in lieu of getting a person's written consent or, saying that the information came from the corporation, in the case of corporate information, which is what we have here. We therefore request
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that the Commission allow us, in response to Comment No. 3, to modify the disclosure to state either (1) that the source of the information is Centurion Mines Corporation or (2) that it is simply information we have learned about our mineral claims in the ordinary course of our business (which is true), thereby deleting reference to Centurion Mines Corporation or its former principal. The other alternative would be to delete the discussion wholesale, which we would rather not do only because we believe the information is important.

     We would also like to explain that in deleting the language subject of your Comment No. 4 (which is what that comment asks), information that we also obtained from Mr. Hansen at the same luncheon meeting, there leaves little practical or other reason to obtain his consent as sought in Comment No. 3. See previous paragraph.

     2. Drawing your attention to Comment No. 6, this comment asks us to disclose a time frame for commencing and completing our entire proposed drilling exploration program, when, as the Commission knows, we currently lack the type of joint venture mining partner necessary to implement such a program. We do not understand this comment because, among other things, it seems at odds with our conversations with Mr. Ken Schuler, your mining engineer. For example, we have already disclosed estimated time frames and costs for each phase in our new drilling exploration plan or program. This is all that Mr. Schuler said we need. If one adds them up, one can calculate how long it might take to complete the entire drilling exploration program but, at the same time, we think that would be misleading. This is because going from one step to the next step requires an analysis along the way by those financing the same I might add of whether and when to continue, something that is presently unknown to us. How can we disclose something we don't know? On the other hand, if the Commission wants us to disclose how long it would take to complete the proposed drilling exploration program once we were to find a joint venture mining partner, that is even more troublesome: That entails asking us to speak for someone who not only is unknown to us but whose financial capability is also unknown to us. Because our answer depends on such unknown person or entity and its financial resources and commitment to the project, we are reluctant to make up this kind of information out of thin air. Accordingly, we believe that this comment is unrealistic and imposes a burden on us that would make a fifth amended registration statement misleading and unduly speculative if not fraudulent. Regulation S-B, to our reading, does NOT require a registrant to engage in such brazen speculation, particularly when it is beyond our current expertise, not to mention the information we currently have in our possession.

     This new Comment No. 6 additionally asks us what we have already been asked by the Commission on several occasions, namely, who our "anticipated sources of funding would be if we are not able to obtain joint venturers or partners." We have already addressed this same or similar comment repeatedly in this process with the Commission over the last year and in doing so we now clearly and plainly disclose that our business plan centers on finding a
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mining joint venture partner to fund and oversee the actual drilling exploration program, an overall business plan that Mr. Schuler said was fine. Perhaps more importantly, we have already repeatedly said in our registration statement, as amended, that we have no intention of raising $250,000 or $300,000 on our own to carry out a drilling exploration program for the simple reason that (1) it would be too speculative of an investment for most people,
(2) based on our experience, it would take far too long and be far too costly and time consuming to get such a registration statement through the Commission, and (3) we lack the expertise to oversee such a program ourselves, assuming we did raise the money on our own. This is not to ignore that we have already repeatedly disclosed that, at this time, we don't have additional or alternative sources of funding or financing nor do we know what any such sources would be. For these reasons, to ask us once again about additional sources of funding or financing reveals a continued misreading and misunderstanding of our overall business plan.

     In short, we do not believe that, under the circumstances, Regulation S-B requires the kind of speculative disclosure in a mineral exploration context that this new Comment No. 6 seeks. If it does, please direct us to it. If not, please waive this comment.

     3. Drawing your attention to Comment No. 8, we have had discussions with Mr. Schuler and in complying with what he said is necessary, we believe our business plan is now "detailed" enough. It certainly is "detailed" enough in comparison to other registration statements like that of Aldera Mines, Ltd., which you once referred us to for comparison's sake. In this regard, I might add that it has always been my understanding of the law that the Commission has Congressional authority to require full and fair disclosure in registration statements but not to pass judgment on the merits of a registrant's business plan. The continuous, general drumbeat over the last year that our business plan is not "detailed" enough a subjective determination I might add seems to us to blur this critical distinction.

     As to the second prong of this comment, we believe, like the preceding comment, that it similarly asks us to do something we are not presently capable of doing. We have no way of answering or responding to this second half of the comment without first having a joint venture mining partner who is qualified to answer it. "How the results of prior phases will determine whether we are to proceed with further phases" is, and will be, up to the person(s) financing and undertaking the same, namely, our prospective joint venture mining partner and their geological and engineering experts, not us. Obviously, we can't speak for an unknown entity or business as to what its drilling expectations or desires would be. We don't know what they would be. So how can we know, or predict, what result at a particular phase would cause such an unknown entity to continue or not continue with the next phases? As stated in the preceding paragraph, we do not believe that Regulation S-B requires this kind of far fetched, speculative and highly technical disclosure under the circumstances, and particularly under circumstances not only beyond our control but currently unknown to us. If Regulation S-B requires disclosure of this kind of futuristic, speculative guesswork in a mining exploration context, please direct us to the specific provision. If not, please waive this comment.

     4. Drawing your attention to Comment No. 9, this comment is virtually identical to the Commission's previous Comment No. 6 in its Dec. 21, 2005, comment letter, a comment we responded to in our Jan. 23 response letter and which has not been reiterated in this most recent comment letter. Specifically, this new comment no. 9 asks us to remove references to other properties in our new drilling target discussion, specifically, mining shafts and claims that are not owned by us. As we stated in that previous response and with all due respect, the Commission again seems to want to have it both ways: The Commission has repeatedly demanded that we have a "detailed" exploration plan with proposed drilling targets (or it threatens that we will be deemed a "blank check company") but, based on this comment, the Commission doesn't want us to be able to identify where these targets are. In our identification of proposed drilling targets, we mention the Gemini mine and the Paxman mine. The word "mine" means hole. It does not imply production nor do we say anything whatsoever about any production from either of these holes. To be sure, according to Spenst Hansen, there are as many as 1,500 holes in the Tintic and East Tintic Mining Districts. We do not understand how a reader can be led to believe that because we mention the Gemini mine and the Paxman mine in this required discussion, that we are leading anybody to think that we will have production on our property. These "mines" are not operating. Simply put, it is quite impossible to describe or identify proposed drilling targets something the Commission has demanded of us without mentioning their location. Were we to delete these references, where would those drilling targets be? Accordingly, please explain why our mere mentioning of the Gemini mine and the Paxman mine as landmark indicators of where one or two of our proposed exploration targets are, and without mentioning anything about any "ore" taken out of either hole, is or would be misleading to anyone. If not, please waive this comment.

     5. Drawing your attention to Comment No. 10, we are confused by this comment only because your previous comment 7 (which you mention here) related to what you now ask in comment 11 (mentioned below). We are also confused by this comment in that in Comment 20 of your October 5, 2005, comment letter to our second amended registration statement filed in August 2005, the Commission asked this exact same question. We complied with the comment then and it was not re-asserted by you in your subsequent comment letter dated December 21, 2005. The fact is that in response to this comment we long ago identified the charge that Valley High took on its financials for issuing the 5 million shares. The figure is $30,000. Are you therefore telling us in this comment that you want us now to disclose, in the "Certain Relationships and Related Transactions" section, that Valley High took a charge of $30,000 for the 5,000,000 shares that it issued to North Beck Joint Venture when this same information is already disclosed elsewhere in the registration statement, as amended? Please clarify so we can avoid getting this comment again and so we can get it right the first time. If not, please waive it.
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     6.   Drawing your attention to Comment No. 11 and in the interests of not getting an additional similar comment because we are guessing as to what you want, we are not sure we understand what you want us to do in response to this comment. I do not personally own ANY shares of Valley High Mining Co. (i.e., direct ownership). As disclosed in the "Certain Relationships and Related Transactions" section disclosure that the Commission twice demanded that we make I personally own one third of North Beck Joint Venture, LLC, through my family living trust. I also own another 15% of another one third of North Beck Joint Venture through another family limited liability company known as Coombs Brothers Investment Co., LLC, which itself owns one third of North Beck Joint Venture, LLC. Of the 5,000,000 shares of Valley High acquired by North Beck Joint Venture, I theoretically calculated that (in the event of North Beck's dissolution) I would own or have a direct claim to 36.29% or 1,916,667 restricted shares of Valley High. This is all theory, however, not reality. More importantly, it is irrelevant because I do NOT own any such shares; instead, they are owned by North Beck Joint Venture. At the same time, North Beck has no plans to dissolve itself and we have already disclosed in the beneficial ownership table that I control, both directly and indirectly, the entire 5,000,000 shares held by North Beck Joint Venture, all of which is absolutely true. Accordingly, what exactly do you want us to additionally disclose in the "beneficial ownership table"? To us and as I have explained in this paragraph, we believe that the table is accurate. If you don't want to inform us exactly and precisely what you want disclosed in the table, please waive this comment.

     As per past conversations I have had with Mr. John Reynolds, your Assistant Director, concerning letters of these types, we are taking steps to file this letter on Edgar.

     Thank you for your time and attention to this matter.

                                   Very truly yours,

                                   VALLEY HIGH MINING CO.

                                   /s/J. Michael Coombs


                                   J. Michael Coombs, President

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